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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*
SUPER VISION INTERNATIONAL, INC.
(Name of Issuer)
Class ACommon Stock, par value $.001 per share
(Title of Class of Securities)
868042 10 2
(CUSIP Number)
December 7, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Continued on following pages
Page 1 of 4 Pages

CUSIP NO. 868042 10 2	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	James Shawn Chalmers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		612,565

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		612,565

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	612,565

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.65%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP NO. 868042 10 2	Page 3 of 4 Pages

Item1(a)	Name of Issuer: Super Vision International, Inc. (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:
8210 President’s Drive, Orlando, Florida 32809

Item 2(a)	Name of Person Filing
The Statement is filed on behalf of James Shawn Chalmers (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Reporting Person is 705 S. 10th Street, Blue Springs, Missouri 64015.

Item 2(c)	Citizenship:
The Reporting Person is a United States citizen.

Item 2(d)	Title of Class of Securities:
Class A Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e)	CUSIP Number:
868042 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 612,565 Shares.

Item 4(b)	Percent of Class:
The Reporting Person may be deemed to be the beneficial owner of approximately 9.65% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	612,565
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	612,565
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 868042 10 2	Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
The Reporting Person is (i) the sole director and President and majority stockholder of J&S Ventures, Inc. (“J&S”), a Missouri corporation; and (ii) the sole manager and holder of 75% of the membership interests of Orion Capital Investments, LLC (“Orion”), a Missouri limited liability company. The other stockholders of J&S and the other members of Orion have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares directly owned by such entities which are reported herein as beneficially owned by the Reporting Person. Neither J&S nor Orion owns more than 5% of the outstanding Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.	Certification:
By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2006	By:	/s/ James Shawn Chalmers
James Shawn Chalmers
Title